Exhibit 99.6

KLEPIERRE

Société anonyme with an Executive Board and Supervisory Board and capital stock of €279,258,476

Registered office: 26, boulevard des Capucines - 75009 PARIS

780 152 914 RCS PARIS

REPORT OF THE EXECUTIVE BOARD ON THE DRAFT RESOLUTIONS

PRESENTED TO THE COMBINED GENERAL MEETING

ON DECEMBER 11, 2014

To the shareholders,

We have convened you to a Combined General Meeting in accordance with the provisions of the law and the By-Laws of Klépierre (hereinafter “Klépierre” or the “Company”) for the purpose of considering the following agenda:

To be held in extraordinary session

•	Delegation of power to the Executive Board, for a period of nine months, and in the event of a public exchange offer by the Company for the shares of the company Corio, to issue ordinary shares in a maximum nominal amount of EUR 160,840,013.60 (one hundred and sixty million eight hundred and forty thousand thirteen euros and sixty cents), while cancelling shareholders’ preferential subscription rights in favour of the shareholders of the company Corio N.V.

•	Examination and approval of the merger by way of absorption of Corio N.V. by the Company – Approval of the terms and conditions of the Draft Merger Agreement

•	Delegation of power to the Executive Board, for a period of nine months, to issue ordinary shares in a maximum nominal amount of EUR 160,840,013.60 (one hundred and sixty million eight hundred and forty thousand thirteen euros and sixty cents), to pay for the merger

•	Delegation of power to the Executive Board, for a period of nine months, to record the completion of the merger

•	Delegation of power to the Executive Board, for a period of nine months, to proceed with the issue to Oddo Corporate Finance, while cancelling shareholders preferential subscription rights

•	Delegation of power to the Executive Board, in case of issuance, without preferential subscription right of shares, in order to determine the issue price within an annual limit of 5% of the share capital of the Company

•	Amendment of Article 11 (Term of office of the members of the Supervisory Board – Renewal – Co-option) of the By-Laws of the Company

•	Amendment of Article 18 (Executive Board) of the By-Laws of the Company

•	Amendment of Article 28 (Voting rights) of the By-Laws of the Company

To be held in ordinary session

•	Appointment of Mr. Jeroen DROST as a member of the Supervisory Board

•	Appointment of Mr. John Anthony CARRAFIELL as a member of the Supervisory Board

•	Powers to carry out formalities

The aim of this report to is provide you with supplemental information about the draft resolutions submitted for your approval.

Subject to certain conditions, the Company and Corio have entered into a strategic agreement to merge their businesses, by signing an agreement dated July 29, 2014 (the “Merger Protocol”). It is anticipated that this operation will take place by way of a public exchange offer made by the Company for all Corio’s shares (the “Offer”). Subject to certain conditions being met, the Company and Corio could complete the integration of their businesses after the Offer is finalized, by implementing a cross-border merger subject to the regime provided by Directive 2005/56/EC of October 26, 2005, the Company being the absorbing entity and Corio being the absorbed entity (the “Merger” and, together with the Offer, the “Operation”).

The resolutions set out below are subject to your approval with a view to the implementation of the Operation. We also invite you to refer to the update of the 2013 Registration Document, which contains a presentation of the said Operation.

The purpose of this report, prepared in accordance with Articles L. 236-9 paragraph 4 and R. 236-5 of the Commercial Code, is also to describe the legal and financial terms and conditions of the proposed Merger. This report must therefore be read as an introduction to the merger document registered by the French Financial Markets Authority (the “AMF”) under the number E.14-066 (“Document E”), which constitutes an annex to this report (Annex A) and incorporates the information provided for by Article R. 236-5 of the Commercial Code.

This report and Document E will be made available to shareholders at the Company’s head office and on the website www.klepierre.com, under the conditions and within the time limits referred to in Article R. 236-3 of the Commercial Code.

RESOLUTIONS TO BE DELIBERATED ON IN EXTRAORDINARY SESSION

I.	FINANCIAL RESOLUTIONS RELATING TO THE OPERATION

(First, second, third, fourth and fifth resolutions)

PUBLIC EXCHANGE OFFER FOR CORIO’S SHARES (First resolution)

By the first resolution, it is proposed that you delegate to the Executive Board, with an option to sub-delegate, the power to implement the Offer, and in particular to issue the Klépierre shares to be issued to pay for the Offer, 1.14 Klépierre shares being delivered for 1 Corio share (the “Exchange Ratio”). The Exchange Ratio results in an implicit price of EUR 41.4 per Corio share, based on Klépierre’s closing price of EUR 36.4 on July 28, 2014, the last

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trading day before the announcement. The Exchange Ratio represents a premium of 15.6% on Corio’s closing price of EUR 35.8 on July 28, 2014, the last trading day before this announcement.

The Exchange Ratio has been calculated on a dividend-attached basis. Accordingly, the Exchange Ratio will be adjusted in the event that Klépierre or Corio make a distribution in cash or in kind, reduce their capital, distribute premiums or reserves or make any other distribution, before taking account of any potential retention at source. However, it is anticipated that between the date of the AMF’s registration of the prospectus relating to the Offer and settlement/delivery of the Offer, Corio will make a distribution of dividends in order to satisfy the obligations arising from its FBI regime for the 2014 financial year, and for the period from January 1, 2015 to the date of actual completion of the Merger. In order to keep the Exchange Ratio unchanged, Klépierre will, at the same time, distribute an interim dividend per share to its shareholders equal to the amount of the dividend per share distributed by Corio, divided by 1.14.

After careful examination, Corio’s Supervisory Board and Executive Board have concluded that this operation is in the best interests of Corio and of Corio’s stakeholders, including its shareholders, and have unanimously recommended that the Operation be approved and submitted for the approval of its shareholders. In this regard, Deutsche Bank, London Branch, and Goldman Sachs International, have issued an opinion for Corio’s Supervisory Board and Executive Board as to the fairness from a financial point of view, for Corio’s shareholders, of the Exchange Ratio of 1.14 Klépierre shares for each Corio share.

The total nominal amount of the capital increase in respect of the Offer would be a maximum total amount of EUR 160,840,013.60 by the issue of a maximum of 114,885,724 shares with a nominal value of EUR 1.40 each, being the number of Corio shares in circulation on the date of the Offer, namely 100,776,950, multiplied by 1.14. The amount of the capital increase completed pursuant to this resolution would be charged to the upper limit provided by the third resolution, relating to the capital increase resulting from the Merger. The total nominal amount of the capital increase resulting from the Operation would thus in any event be a maximum of EUR 160,840,013.60.

Since the new Klépierre shares would be issued to pay for the transfer of the Corio shares, the shares with a nominal value of EUR 1.40 would be issued at a unit price equal to the closing price of Klépierre shares on the Euronext Paris market (i) on the closing date of the initial period of the Offer for Corio shares transferred during the initial period of the Offer; or (ii) in the event of extension of the period of the Offer, on the closing date of the period of reopening of the Offer for Corio shares transferred during the period of reopening of the Offer.

It is therefore proposed that you cancel the preferential subscription right of the Company’s shareholders and reserve the entirety of this capital increase for Corio’s shareholders.

Finally, it is proposed that you allow the Executive Board to implement the delegated power, and to sub-delegate it under the conditions laid down by law and in the By-Laws, in particular:

(a)	to record that the Offer’s conditions precedent have been met and that it is unconditional in nature;

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(b)	to record the number of shares tendered in the Offer;

(c)	within the aforementioned limits, to settle the characteristics, terms and conditions of the issue, and particularly the date of entitlement to dividends of the shares, which may be retrospective, as well as the manner in which they will be paid-up;

(d)	to decide that the Company’s new shares will be admitted to trading on the Euronext Paris regulated market and that the existing and new ordinary shares will also be admitted to trading on the Euronext Amsterdam regulated market;

(e)	if necessary, to charge the expenses, duties, fees and taxes occasioned by the Offer to the amount of the premium, and to deduct from this amount the sums necessary to fund the legal reserve;

(f)	to record the subscription of the new shares and the completion of the capital increase, and to make the corresponding amendments to the By-Laws;

(g)	and more generally, to conclude any agreement, take any steps and carry out any formalities that may be necessary for the issue, admission to trading and financial servicing of the shares issued pursuant to this delegated power, and for the exercise of the rights attached thereto.

This delegated power would be granted for a period of nine months from the date of this General Meeting.

We propose that you approve the first resolution submitted to you.

MERGER BY WAY OF ABSORPTION OF THE COMPANY CORIO

(Second, third and fourth resolutions)

Subject to certain conditions being met, it is envisaged that the Company and Corio will complete the integration of their businesses after the Offer is finalized, by implementing a Merger.

The respective Supervisory Boards of the Company and of Corio approved a draft merger agreement on October 16, 2014 in the case of Klépierre and on October 24, 2014 in the case of Corio (the “Draft Merger Agreement”), containing the terms and conditions of the Merger, and in particular the merger ratio of 1.14 Klépierre shares for 1 Corio share, being the Exchange Ratio chosen in the context of the Offer. The Draft Merger Agreement was signed by the Company and Corio on October 24, 2014.

The Merger Auditors

Messrs. Dominique Ledouble, Gilles de Courcel and William Nahum were appointed as merger auditors by an order of the Presiding Judge of the Paris Commercial Court on September 10, 2014, their mission being to examine the terms and conditions of the Merger and, more specifically, (i) to assess the value of the contributions in kind to be made on that occasion, and if necessary, the special benefits; and (ii) to verify that the relative values attributed to the shares of the companies Corio and Klépierre are appropriate and that the exchange ratio is fair.

The reports of the merger auditors dated October 24, 2014 are annexed to Document E.

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After having described the work done, the merger auditors reached the following conclusions:

On the consideration for the assets and liabilities transferred

“Based on our work and as of the date of this report, we are of the opinion that the exchange ratio of 1.14 Klépierre shares for 1 Corio share, as set by the parties, is fair.”

Assessment of the individual value of the contributions

“We analysed management’s estimates at 31 March 2015 and the method used to prepare them. These estimates are conservative particularly as regards the value of the underlying property assets.

The merger proposal contains an indicative breakdown of the net asset value transferred between assets and liabilities. We are therefore unable to draw a conclusion on the individual asset and liability values, which are provisional at this stage.

As regards the 15% discount deducted from the provisional net asset value at 31 March 2015 as defined in section 1.4.1 above, we obtained assurance that:

•	its amount appears to be sufficient, in light of the information available to date, to cover any uncertainties related to the estimate of expected net asset value at 31 March 2015;

•	article 11.1 (x) of the merger proposal contains a condition that the final net asset value transferred may not be less than the provisional net asset value, i.e. €2,923,936,250;

•	the difference between the final and provisional net asset values transferred will be added to the merger premium.”

Overview of valuations

“Based on our work on valuing the Corio group as presented above, we did not identify any factors likely to cast doubt on the aggregate transfer value.”

Summary - key points

“The aggregate transfer value for Corio has been set at a provisional amount of €2,923,936,250, bearing in mind that under the terms of article 11.1 (x) of the Merger Proposal, the final net asset value transferred may not be lower that that provisional amount.

The merger proposal contains a provisional indicative breakdown of the net asset value transferred between assets and liabilities.

We are therefore unable to draw a conclusion on the individual asset and liability values, the final amount of which will be determined upon completion of the merger.”

Conclusion

“Based on our work and our findings as of the date of this report, we are of the opinion that the aggregate transfer value of €2,923,936,250 has not been overestimated.

The amount of the capital increase and premium has not yet been determined and will be set in accordance with the methods referred to in the Merger Proposal. Accordingly, the net asset value transferred should be at least equal to the amount of the capital increase made by Klépierre plus the merger premium.”

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The legal and financial terms and conditions of the Merger

Pursuant to the General Regulation of the AMF, and particularly Article 212-34, Document E prepared in accordance with the outline set out in Annex II of AMF Instruction no. 2005-11, was registered by the AMF on October 27, 2014, under the number E.14-066.

In particular, in addition to the reports of the merger auditors, Document E contains the pro forma financial information prepared pursuant to Commission Regulation (EC) no. 809/2004.

The other legal and financial terms and conditions of the draft Merger are detailed in Document E, which is annexed to this report.

In particular, explanations relating to the exchange ratio and the methods of valuation of the Company and of Corio used to determine that ratio, appear in paragraph 3.4.2 of Document E.

Conditions precedent

The Merger will only be implemented in the event of completion of the Offer. Consequently, the resolutions relating to the implementation of the Merger will be subject to the condition precedent of adoption by this General Meeting of the resolution relating to the capital increase resulting from the Offer (first resolution). Moreover, since the second, third and fourth resolutions are interdependent, each of them will be subject to the condition precedent of approval of the other resolutions relating to the Merger.

As a consequence of the foregoing, it is proposed that you adopt the following resolutions:

Examination and approval of the merger by way of absorption of Corio by the Company – Approval of the terms and conditions of the Draft Merger Agreement (Second resolution)

By the second resolution, it is proposed that you approve the Draft Merger Agreement whereby Corio will transfer to the Company by way of merger the entirety of the assets and liabilities comprising its business:

•	in particular, approving the valuation on the basis of the net book values of the assets transferred by Corio, amounting to EUR eight billions twenty-eight millions seven hundred twenty-five thousands (8,028,725,000 euros) and of the liabilities assumed, amounting to EUR four billions five hundred eighty-eight millions eight hundred thousands (4,588,800,000 euros), provisionally estimated on the basis of the estimated accounts of Corio as at March 31, 2015 (the estimated date of completion of the Merger), namely net assets provisionally, after application of a 15% discount, amounting to EUR two billion nine hundred twenty-three millions nine hundred thirty-six thousands two hundred and fifty (2,923,936,250 euros); and formally note that the definitive net book value of the net assets transferred will be determined on the Date of Completion of the Merger (as defined below);

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•	approving the remuneration of the transfers made in respect of the Merger in accordance with the exchange ratio used in the Draft Merger Agreement, namely 1.14 Klépierre shares for 1 Corio share;

•	approving the fixing of the date of legal completion of the merger and of the dissolution of Corio resulting therefrom, which will take place at 11.59 p.m on the later of the following two dates: (i) on the day of the month of the handover by a notary or by the Clerk of the Paris Commercial Court of a certificate of legality of the merger; or (ii) on March 31, 2015 (the “Date of Completion of the Merger”);

•	approving the fixing of the effective date from an accounting and fiscal point of view, which will also take place on the Date of Completion of the Merger.

Furthermore, it is proposed that you formally note, subject to the same reservations, that since the merger ratio used is 1.14 Klépierre shares for 1 Corio share, Corio shareholders that do not have the numbers of shares required or a multiple of those numbers, and in accordance with Article 3.3 of the Merger Agreement, Corio shareholders that own bearer shares and that do not have the numbers of shares required or a multiple of those numbers, must, through their intermediaries, sell their shares representing fractional shares or acquire the rights required to make up the required number.

It is proposed that you decide that Corio shareholders owning rights representing fractional shares will be entitled to receive from Klépierre, in respect of each such right, an amount in cash calculated by reference (i) to the average sale price of Klépierre shares sold by Oddo Corporate Finance, increased by any profit or financial advantage realized by Oddo Corporate Finance as a result of its ownership, in the context of the process of sale of Klépierre shares described in the Merger Agreement; or (ii), in the event that such a sale process is not implemented, to the weighted average price of Klépierre shares on Euronext Paris on the five (5) last trading days preceding the Date of Completion of the Merger, divided by the fraction of a Klépierre share represented by the fractional right; on the understanding that no interest will be paid on the amount in cash to be received by the Corio shareholders in consideration of fractional shares, even in the event of delay in the payment of that amount.

The Company’s Executive Board will be authorized, on the basis of Corio’s definitive accounts on the Date of Completion of the Merger, to settle the definitive net book value of the assets transferred and of the liabilities assumed, as well as the definitive net book value of the net assets transferred as a result thereof, on the Date of Completion of the Merger.

Finally, it is proposed that you formally note that Oddo Corporate Finance was appointed as Trustee in order to sell the Klépierre shares, the proceeds of this sale being used to compensate Corio shareholders that have exercised their exit right in accordance with Dutch law.

We propose that you approve the second resolution submitted to you.

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Delegation of power to the Executive Board, for a period of nine months, to issue ordinary shares in a maximum nominal amount of EUR 160,840,013.60 (one hundred and sixty million eight hundred and forty thousand and thirteen euros and sixty cents), to pay for the merger (Third resolution)

As a consequence of the Merger, it is proposed that you delegate to the Executive Board, with an option to sub-delegate under the conditions provided by law and by the By-Laws, and subject to the conditions precedent listed in Article 10 of the Draft Merger Agreement being met, the power to decide upon the issue of ordinary shares to pay for the transfers made by way of merger, at an exchange ratio of 1.14 Klépierre shares for 1 Corio share.

In accordance with Article L. 236-3 of the Commercial Code, Corio shares owned by the Company upon completion of the Offer will not be exchanged.

The difference between (i) the amount of the proportion of the net book value of the net assets transferred by Corio corresponding to Corio shares not owned by the Company upon completion of the Offer; and (ii) the nominal amount of the capital increase of the Company completed pursuant to the Merger, will constitute a merger premium which will be entered as a liability on the Company’s balance sheet subject to the rights of all the Company’s shareholders. In this context, it is proposed that you formally note that the definitive amount of the merger premium will be settled on the basis of the net book value of the net assets transferred by Corio on the Completion Date.

Finally, it is proposed that you confer all necessary powers on the Executive Board, with an option to sub-delegate under the conditions laid down by law and in the By-Laws, to implement this delegated power, and in particular:

a)	to record that the conditions precedent referred to in paragraph 1 of this resolution have been met;

b)	to decide upon the capital increase and, if necessary, to postpone it;

c)	to decide that the new shares of the Company will be admitted to trading on the Euronext Paris regulated market and that the existing and new ordinary shares will also be admitted to trading on the Euronext Amsterdam regulated market;

d)	within the aforementioned limits, to settle the characteristics, terms and conditions of the issue, and particularly the date of entitlement to dividends of the shares, which may be retrospective, as well as the manner in which they will be paid-up;

e)	to settle the amount of the merger premium and of the merger deficit on the Date of Completion of the Merger;

f)	if necessary, to charge the expenses, duties, fees and taxes occasioned by the Merger to the amount of the premium relating thereto, and to deduct from this amount the sums necessary to fund the legal reserve;

g)	to receive and record the subscription of the new shares and the completion of the capital increase, and to make the corresponding amendments to the By-Laws;

h)	and more generally, to conclude any agreement, take any steps and carry out any formalities that may be necessary for the issue, admission to trading and financial servicing of the shares issued pursuant to this delegated power, and for the exercise of the rights attached thereto.

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The delegated power would be granted for a period of nine months from the date of this General Meeting.

We propose that you approve the third resolution submitted to you.

Delegation of power to the Executive Board, for a period of nine months, to record the completion of the merger (Fourth resolution)

By the fourth resolution, it is proposed that you delegate to the Executive Board, with an option to sub-delegate, to record that the conditions precedent listed in Article 10 of the Draft Merger Agreement have been met, and consequently, to record the definitive completion of the Merger and the automatic dissolution of Corio.

Finally, it is proposed that you delegate to the Executive Board the power to carry out any formalities necessary as a consequence of the adoption of this resolution, and in particular to amend the By-Laws, to take any steps necessary for the issue of the new shares and for their admission to trading on the Euronext Paris and Amsterdam markets, and to take any steps necessary to complete and record the merger, including filing the declaration of legality.

This delegation would be granted for a period of nine months from the date of this General Meeting.

We propose that you approve the fourth resolution submitted to you.

Delegation of power to the Executive Board, for a period of nine months, to proceed with the issue to Oddo Corporate Finance, while cancelling shareholders’ preferential subscription rights (Fifth resolution)

In accordance with Dutch law, Corio shareholders having voted against the resolutions of the General Meeting relating to the Merger will have the right, for a period of one month with effect from the date of Corio’s General Meeting, expected to take place on December 8, 2014, to require the payment of a cash sum instead of the allocation of shares in the Company (the “Withdrawing Shareholders”).

In order to compensate the Withdrawing Shareholders, it is anticipated that Oddo Corporate Finance will acquire a number of Klépierre shares corresponding to the number of Corio shares owned by the Withdrawing Shareholders multiplied by the Exchange Ratio of the Merger, and will then sell the said Klépierre shares on the market. The price per Corio share paid to the Withdrawing Shareholders will be equal to the proceeds of sale of the Klépierre shares owned by Oddo Corporate Finance divided by the number of Corio shares owned by the Withdrawing Shareholders.

In this context, in order to enable Oddo Corporate Finance to acquire the Klépierre shares, it is proposed that you delegate power to the Executive Board to decide on one or more occasions to issue ordinary shares of the Company, which must be subscribed in cash.

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The total nominal amount of this capital increase would be a maximum of EUR 8,042,003.20 by the issue of a maximum of 5,744,288 shares with a nominal value of EUR 1.40 each.

The issue price of the Klépierre shares would be equal to the proceeds of sale of the Klépierre shares sold by Oddo Corporate Finance, increased by any profit or financial advantage realized by Oddo Corporate Finance as a result of its ownership, including any dividends or distributions received by it, divided by the number of Klépierre shares sold by Oddo Corporate Finance.

It is proposed that you cancel the preferential subscription right of the Company’s shareholders and reserve the entirety of this capital increase for Oddo Corporate Finance.

Finally, all necessary powers would be conferred on the Executive Board, with an option to sub-delegate under the conditions provided by law and by the By-Laws, to implement this delegated power, and in particular:

a)	to record that the conditions precedent governing the implementation of this delegated power have been met;

b)	to decide upon the capital increase and, if necessary, to postpone it;

c)	within the aforementioned limits, to settle the characteristics, terms and conditions of the issue, and particularly the date of entitlement to dividends of the shares, which may be retrospective, as well as the manner in which they will be paid-up;

d)	if necessary, to charge the expenses, duties, fees and taxes occasioned by the capital increase to the amount of the premium relating thereto, and to deduct from this amount the sums necessary to fund the legal reserve;

e)	to receive and record the subscription of the new shares and the completion of the capital increase, and to make the corresponding amendments to the By-Laws;

f)	to decide that the new shares of the Company will be admitted to trading on the Euronext Paris regulated market and that the existing and new ordinary shares will also be admitted to trading on the Euronext Amsterdam regulated market;

g)	and more generally, to conclude any agreement, take any steps and carry out any formalities that may be necessary for the issue, admission to trading and financial servicing of the shares issued pursuant to this delegated power, and for the exercise of the rights attached thereto.

This delegated power would be granted for a period of nine months from the date of this General Meeting.

We propose that you approve the fifth resolution submitted to you.

Delegation of power to the Executive Board, in case of issuance without preferential subscription right of shares, in order to determine the issue price within an annual limit of 5% of the share capital of the Company (Sixth resolution)

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In the context of the Operation and of the mission allocated to Oddo Corporate Finance as described above, and in the event it would be necessary for ensuring an orderly sale procedure at the best price, it is contemplated to make a private placement of Klépierre shares.

The general meeting of April 11, 2013 has, in its twelfth resolution, authorized the Executive Board to proceed with share capital increases without preferential subscription rights by way of private placements. In this context, the delegation provides that the issue price of the shares directly issued shall be at least equal to the minimum required by regulatory provisions as at the issue date (i.e. the average weighted price over the last three trading days on Euronext Paris regulated market preceding the determination of the subscription price of the share capital increase less 5%), after, as the case may be, correction of this average in case of discrepancy between the entitlement dates.

In order to allow Oddo Corporate Finance to carry out its mission in the best conditions, it is proposed to grant to the Executive Board the power, in accordance with Article L.225-136 1° of the French commercial code, to determine the issue price at a price at least equal to the average weighted trading price of the Klépierre share on Euronext Paris during the last five trading days preceding the decision to fix the price, with a potential discount of a maximum of 15%.

As this delegation would be granted only for the purpose of the proper execution of the Operation, this possibility would be granted within an annual limit of 5% of the share capital. Moreover, the delegation would be granted for a duration of nine months.

We propose that you approve the sixth resolution submitted to you.

II.	AMENDMENTS TO THE BY-LAWS (Seventh, eighth and ninth resolutions)

AMENDMENT OF ARTICLE 11 (TERM OF OFFICE OF THE MEMBERS OF THE SUPERVISORY BOARD – RENEWAL – CO-OPTION) OF THE BY-LAWS OF THE COMPANY (Seventh resolution)

In order to stagger the terms of office of the members of the Supervisory Board and promote their smooth renewal by avoiding renewals en bloc, it is proposed that Article 11 of the By-Laws be amended to give Ordinary General Meetings the power to appoint some of the members of the Supervisory Board for a term of less than three years.

Old Article 11	New Article 11
The term of office of members of the Board is three years.	The term of office of members of the Board is three years. However, exceptionally, the Ordinary General Meeting of shareholders may, solely for the purpose of implementing the renewal of the Supervisory Board by regular rotation so that on each occasion, some of its members are renewed, appoint one or more members of the Supervisory Board for a period of less than three (3) years.

(…)	(…)

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We propose that you approve the seventh resolution submitted to you.

AMENDMENT OF ARTICLE 18 (EXECUTIVE BOARD) OF THE BY-LAWS OF THE COMPANY (Eighth resolution)

By the eighth resolution, it is proposed that you amend Article 18 of the Company’s By-Laws in order to allow the Company’ Supervisory Board to dismiss a member of the Executive Board in accordance with the power provided by Article L. 225-61 of the French Commercial Code. Insertion of such a power would be in line with the practice of CAC 40 listed companies and property companies that have adopted a dual governance system.

Consequently, it is proposed that you amend Article 18 of the By-Laws as follows:

Old Article 18	New Article 18
The Company is managed by an Executive Board. The Supervisory Board appoints the members of the Executive Board, and sets the number of such members within the limits provided by law.	The Company is managed by an Executive Board. The Supervisory Board appoints the members of the Executive Board, and sets the number of such members within the limits provided by law.

The members of the Executive Board must be natural persons, but need not be shareholders. Members of the Supervisory Board cannot be members of the Executive Board.	The members of the Executive Board must be natural persons, but need not be shareholders. Members of the Supervisory Board cannot be members of the Executive Board.

No member of the Executive Board may accept an appointment to the Executive Board or as sole Managing Director of another company without being authorised to do so by the Supervisory Board.	No member of the Executive Board may accept an appointment to the Executive Board or as sole Managing Director of another company without being authorised to do so by the Supervisory Board.

The Executive Board is appointed for a term of three years. Its members may be re-elected indefinitely, subject to the provisions of the following paragraph. They can be dismissed by the Ordinary General Meeting of shareholders. If they are dismissed without just cause, they may be entitled to damages. In the event that the party concerned has entered into a contract of employment with the Company, dismissal as a member of the Executive Board will not have the effect of terminating that contract.	The Executive Board is appointed for a term of three years. Its members may be re-elected indefinitely, subject to the provisions of the following paragraph. They can be dismissed either by the Supervisory Board voting with a two-thirds majority or by the Ordinary General Meeting of shareholders. If they are dismissed without just cause, they may be entitled to damages. In the event that the party concerned has entered into a contract of employment with the Company, dismissal as a member of the Executive Board will not have the effect of terminating that contract.

The age limit for exercising the functions of a member of the Executive Board is sixty-five years. However, when a member of the Executive Board reaches that age, the Supervisory Board may, on one or more occasions, extend that member’s term of office for a total period not exceeding three years.	The age limit for exercising the functions of a member of the Executive Board is sixty-five years. However, when a member of the Executive Board reaches that age, the Supervisory Board may, on one or more occasions, extend that member’s term of office for a total period not exceeding three years.

If the seat of a member of the Executive Board becomes vacant and the Supervisory Board decides to fill it, any replacement will be appointed for the period remaining until the Executive Board is renewed.	If the seat of a member of the Executive Board becomes vacant and the Supervisory Board decides to fill it, any replacement will be appointed for the period remaining until the Executive Board is renewed.

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We propose that you approve the eighth resolution submitted to you.

AMENDMENT OF ARTICLE 28 (VOTING RIGHTS) OF THE BY-LAWS OF THE COMPANY (Ninth resolution)

The Merger Protocol concluded with Corio on July 29, 2014 provides for the cancellation of automatic application of the double voting right resulting from Article L. 225-123 of the Commercial Code.

Consequently, in accordance with Article L. 225-123 of the Commercial Code, as amended by Law no. 2014-384 of March 29, 2014, it is proposed that you make provision in the By-Laws for all the shares issued by the Company to have only one voting right.

Article 28 of the Company’s By-Laws will therefore be amended as follows:

Old Article 28	New Article 28
At all meetings, and subject to the restrictions resulting from the laws and decrees in force, every person attending will have a number of votes equal to the number of shares that it owns or represents, without limitation.	At all meetings, and subject to the restrictions resulting from the laws and decrees in force, every person attending will have a number of votes equal to the number of shares that it owns or represents, without limitation. Pursuant to the option provided for in Article L. 225-123 of the Commercial Code, double voting rights will not be conferred on shares that are fully paid-up and which have been registered for two years in the name of the same shareholder.

Votes will be cast either by a show of hands or by a roll call, or, if necessary, by any means indicated in Article 26 above, and by any other means allowing the votes to be counted.	Votes will be cast either by a show of hands or by a roll call, or, if necessary, by any means indicated in Article 26 above, and by any other means allowing the votes to be counted.

We propose that you approve the ninth resolution submitted to you.

RESOLUTIONS TO BE DELIBERATED ON IN ORDINARY SESSION

I.	ELECTION OF TWO SUPERVISORY BOARD MEMBERS (Tenth and eleventh resolutions)

In the context of the Operation, and in accordance with the provisions of the Merger Agreement concluded with Corio, it is anticipated that alterations will be made to the Company’s governance, and in particular, that the composition of the Supervisory Board will be amended.

Thus, the Supervisory Board will comprise ten members. Three of those members (including the Chairman of the Supervisory Board) will be appointed by SPG. BNP Paribas and APG will each have the right to appoint one member. The other members of the Supervisory Board will be members regarded as independent in accordance with the recommendations in the AFEP-MEDEF Code, one of them being appointed by Corio in the context of the Operation.

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Consequently, we propose that you appoint APG’s representative Jeroen DROST, and Corio’s representative John Anthony CARRAFIELL, as members of the Supervisory Board, by the tenth and eleventh resolutions respectively.

These appointments will take place subject to the following conditions precedent:

•	approval of the first resolution submitted to this General Meeting;

•	effective completion of the Offer and settlement/delivery thereof.

Jeroen DROST and John Anthony CARRAFIELL would both be appointed for a term of three years (i) commencing on the date on which the above-mentioned conditions precedent are effectively met; and (ii) ending at the end of the 2018 Ordinary General Meeting convened to approve the accounts for the financial year ending December 31, 2017.

We propose that you approve the tenth and eleventh resolutions submitted to you.

II.	POWERS TO CARRY OUT FORMALITIES (twelfth resolution)

The Executive Board requests the powers necessary to carry out all publication and registration formalities associated with holding this General Meeting.

We propose that you approve the twelfth resolution submitted to you.

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Please read the draft resolutions submitted to you by the Executive Board, approve them and trust in the Board to take all requisite measures to execute each of the decisions or to make use of the authorizations requested.

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